
RECEIVED
FEB 2 8 2007
152
SECTION



SE 07004069 MISSION

AB 3/15

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MARKET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 EAST MAIN STREET
(No. and Street)

KENT	OHIO	44240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN CLINTON 330-364-3345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ESCOTT & COMPANY
(Name – *if individual, state last, first, middle name*)

628 S. WATER STREET	KENT	OHIO	44240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, STEPHEN CLINTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MARKET SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

LESLIE RIKER
Notary Public
State of Ohio
My Commission Expires 2-23-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
152
SECTION

CAPITAL MARKET SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS


ESCOTT &
COMPANY

Certified Public Accountants


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. SECTION
152

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

JAMES A. TINKER, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Capital Market Securities, Inc.

We have audited the accompanying statement of financial condition of Capital Market Securities, Inc. (an Ohio S corporation) as of December 31, 2006, and the related statements of income, shareholder's equity, changes in subordinated borrowings, and cash flows for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the financial position of Capital Market Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Escott & Company LLC

Kent, Ohio

February 23, 2007

628 S. Water St., P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

250 S. Chestnut St., Suite 28
Ravenna, OH 44266
(330) 296-6010
Fax (330) 296-0964

8122 Main St., P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 76,840
Prepaid Expenses – Note C	23,827
Office Equipment – Note D	2,770
Less: Accumulated Depreciation	845
Total Current Assets	102,592
OTHER ASSETS	
Organization Costs – Note E	2,531
Less: Accumulated Amortization	2,531
Total Other Assets	--
Total Assets	$ 102,592

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Shareholder Distributions Payable	$ --
City Income Tax Payable	2,276
Total Liabilities	2,276
SHAREHOLDER'S EQUITY	
Common Stock – $1 par value, 100 Shares Authorized, Issued and Outstanding	25,000
Retained Earnings	75,316
Total Shareholder's Equity	100,316
Total Liabilities and Shareholder's Equity	$ 102,592

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME	
M & A Services	$ 1,096,626
Valuation Fees	62,000
Planning & Consulting	19,025
Reimbursed Expenses	4,143
Other Income	450
Total Income	1,182,244
EXPENSES	
Management Fees – Note F	803,288
NASD Fees	750
Advertising	3,827
Amortization	211
Auto Expense	1,652
Depreciation	586
Dues & Subscriptions	18,699
Insurance & Bond	6,061
Miscellaneous Expense	130
Postage & Delivery	363
Professional Fees	5,127
Rent	5,700
Supplies	1,678
Taxes	2,515
Telephone	1,948
Travel	5,145
Total Expenses	857,680
INCOME FROM OPERATIONS	324,564
OTHER INCOME	
Interest Income	2,050
Total Other Income	2,050
NET INCOME	$ 326,614

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

COMMON STOCK – JANUARY 1, 2006	$ 25,000	
2006 ACTIVITY	--	
COMMON STOCK – DECEMBER 31, 2006		$ 25,000
RETAINED EARNINGS – JANUARY 1, 2006	$ 50,178	
2006 NET INCOME	326,614	
2006 SHAREHOLDER DISTRIBUTIONS	(301,476)	
RETAINED EARNINGS – DECEMBER 31, 2006		$ 75,316
TOTAL SHAREHOLDER'S EQUITY – DECEMBER 31, 2006		$ 100,316

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

SUBORDINATED BORROWINGS AT JANUARY 1, 2006	$ --
2006 INCREASES	--
2006 DECREASES	--
SUBORDINATED BORROWINGS AT DECEMBER 31, 2006	$ --

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 326,614
Adjustments to Reconcile Net Income to Net	
Cash Provided By Operating Activities:	
Amortization	586
Depreciation	211
(Increase) Decrease in Accounts Receivable	--
(Increase) Decrease in Prepaid Expenses	(5,227)
Increase (Decrease) in Shareholder Distribution Payable	(34,345)
Increase (Decrease) in CIT Payable	694
Total Adjustments	(38,081)
Net Cash Provided By Operating Activities	288,533
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital Expenditures	(1,735)
Net Cash Used in Investing Activities	(1,735)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder Distributions	(301,476)
Net Cash Used In Financing Activities	(301,476)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(14,678)
CASH AND CASH EQUIVALENTS AT BEG. OF YEAR	91,518
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 76,840

SUPPLEMENTAL CASH FLOWS DISCLOSURES
Cash paid during the year for:

Income Tax	$ 1,821
Interest	--

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL MARKET SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A – REPORT OF MANAGEMENT

The Company has prepared the financial statements and related financial information included in this report. Management has the responsibility for the integrity of the financial statements and other financial information included for ascertaining that the data accurately reflect the financial position and results of operations of the Company. The financial statements were prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances, and necessarily included amounts that are based on best estimates and judgments with appropriate consideration to materiality.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on May 8, 2001, in the State of Ohio for the purpose of forming a National Association of Securities Dealers, Inc. (NASD) registered broker – dealer to serve clients in equity offerings and other investment banking services. The Company does not conduct other broker dealer activities such as the trading of securities or market making.

The Company uses the accrual basis of accounting.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment and Related Depreciation Policies – Depreciation is computed using the straight-line method. The estimated useful lives used in computing depreciation expense are as follows:

Depreciation	Life
Office Equipment	3 Years

Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

The cost of property retired or disposed of is removed from the accounts together with related accumulated depreciation and any resulting gain or loss is reflected in income.

NOTE B – CONTINUED

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE C – PREPAID EXPENSES

During the year ended December 31, 2006, the Company paid software expenses for 2007 in the amount of $23,827.

NOTE D – OFFICE EQUIPMENT

Office equipment additions during the year amounted to $1,735. Office equipment retirements and disposals during the year amounted to zero. Depreciation charged to expense during the year amounted to $586.

NOTE E – ORGANIZATION COSTS

The Company has incurred legal fees and incorporation costs in the amount of $2,531. The costs have been amortized using the straight-line method over a sixty-month period. Amortization expense for the period ended December 31, 2006 amounted to $211.

NOTE F – RELATED PARTIES

The Company does not have any employees and has a management service agreement with Young & Associates, Inc. which provides for Young & Associates, Inc. to provide staffing and other administrative services for the Company. For the year ended December 31, 2006 management fees paid under this agreement amounted to $803,288.

Effective January 1, 2005, the Company is no longer a wholly owned subsidiary of Young & Associates, Inc. but there continues to be a common controlling ownership interest of the Company and Young & Associates, Inc. at December 31, 2006.

NOTE F – CONTINUED

The company has entered into a lease agreement to rent office space from an officer/shareholder of the Company in the amount of $475 per month. The lease has a term of one year and provides for annual renewal with the mutual consent of both parties. Rent expense under this lease amounted to $5,700 for the year ended December 31, 2006.



Certified Public Accountants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

JAMES A. TINKER, CPA

INDEPENDENT AUDITOR'S REFPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board of Directors and Stockholders of
Capital Market Securities, Inc.

We have audited the accompanying financial statements of Capital Market Securities, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Escott & Company LLC

Kent, Ohio

February 23, 2007

628 S. Water St., P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

250 S. Chestnut St., Suite 28
Ravenna, OH 44266
(330) 296-6010
Fax (330) 296-0964

8122 Main St., P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

CAPITAL MARKET SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

Net Capital – December 31, 2006	$	100,316
Less: Non-Allowable Assets		25,752
Net Capital – Required Minimum		5,000
Excess Net Capital	$	69,564

No material differences exist between the above-referenced audited computation of net capital under Rule 15c3-1 and the amount of excess net capital reported on the unaudited Part IIA filing for the fourth quarter 2006 submitted on January 19, 2007.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL MARKET SECURITIES, INC.
SCHEDULE II – COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

The Company does not carry securities accounts for customers or perform custodial functions relating to customer activities as defined by Rule 15c3-3 of the Securities Exchange Act of 1934, therefore, the Company is exempt from the provisions of that rule. See attached Independent Auditor's Report dated February 23, 2007, under separate cover.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS



Certified Public Accountants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

JAMES A. TINKER, CPA

INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES

Board of Directors
Capital Market Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Market Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedure for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-18

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

628 S. Water St., P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

250 S. Chestnut St., Suite 28
Ravenna, OH 44266
(330) 296-6010
Fax (330) 296-0964

8122 Main St., P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott & Company LLC

Kent, Ohio

February 23, 2007

END